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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67547

SEC Mail Processing
MAR 0? 2023
Washington, DC

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CHURCHILL CAPITAL USA, INC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 EAST 53RD STREET, 17TH FLOOR

(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOUIS A ALMERINI	1 (908) 231-1000	LOUIS.ALMERINI@CHURCHILLCAP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MAZARS USA LLP

(Name – if individual, state last, first, and middle name)

60 CROSSWAYS PARK WEST, SUITE 301 WOODBURY		NY	11797
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, STEVE SCHLEMMER _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CHURCHILL CAPITAL USA, INC _____, as of DECEMBER 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SAMARPAN MALLA
NOTARY PUBLIC
STATE OF WASHINGTON
MY COMMISSION EXPIRES
03/09/2025

Signature: *Steve Schlemmer*

Title:
CHIEF EXECUTIVE OFFICER

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CHURCHILL CAPITAL USA, INC.

A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2022

CHURCHILL CAPITAL USA, INC.
A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD.
STATEMENT OF FINANCIAL CONDITION - DECEMBER 31, 2021
TABLE OF CONTENTS

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Churchill Capital USA, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Churchill Capital USA, Inc. (the "Company"), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2020.

Woodbury, NY
February 24, 2023

CHURCHILL CAPITAL USA, INC.

A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$ 2,174,699
Clearing firm deposit	107,280
Clearing firm receivable	367,849
Other receivables	297,082
Prepaid expenses and other assets	9,782
Property and equipment, net	5,548
TOTAL ASSETS	$ 2,962,240

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Related party payable - affiliates	$ 441,105
Accounts payable and accrued expenses	339,264
Income taxes payable	35,153
TOTAL LIABILITIES	815,522

STOCKHOLDER'S EQUITY

Common stock, no par value; 200 shares authorized	
100 shares issued and outstanding	20,000
Additional paid-in capital	325,000
Retained earnings	1,801,718
TOTAL STOCKHOLDER'S EQUITY	2,146,718
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,962,240

The accompanying notes are an integral part of this financial statement.

CHURCHILL CAPITAL USA, INC.
A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

Note 1 - <u>Organization</u>

Churchill Capital USA, Inc. (the "Company"), a wholly owned subsidiary of Churchill Capital Ltd. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") in the state of New York and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a general securities business with institutional investors. The Company received its FINRA approval for membership on July 12, 2007. The Company operates out of an office located in New York City. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Note 2 - <u>Summary of Significant Accounting Policies</u>

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statement.

<u>Basis of Presentation</u>

The accompanying financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Cash and cash equivalents</u>

The Company considers investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. There were no cash equivalents held at December 31, 2022.

<u>Revenue Recognition</u>

The Company accounts for revenue under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five hyphenate step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Commissions</u>

The Company earns revenue by executing transactions for clients in equity securities and options on a riskless principal basis. All performance obligations are satisfied on trade date. Commission revenues are earned and recorded on a trade date basis and are paid on settlement date, and a receivable is recorded between the trade date and the settlement date. Equity trades are executed through the clearing broker (see Note 3). Options transactions are done through other broker dealers and funds are typically received in the normal course of business when those broker dealers have collected them from clients. Until the funds are collected and paid a receivable is recorded which is reported in the statement of financial condition in other receivables.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Depreciation of furniture and fixtures is computed on a straight-line basis over the estimated useful lives of four years and depreciation of IT equipment is computed on a straight-line basis over the estimated useful lives of three years.

<u>Other Receivables</u>

The Company has receivables due from other financial institutions including broker dealers for commissions due on security transactions related to options trading. In accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"), the allowance for credit losses is based on the Company's expectation of the collectability of financial instruments utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectations of the collectability in determining the allowance for credit losses. Management does not believe that any allowance is required as of December 31, 2022.

<u>Income Taxes</u>

Income taxes are accounted for in accordance with the provisions of the FASB ASC No. 740 "Accounting for Income Taxes" ("ASC 740"). As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in the period of the tax change.

CHURCHILL CAPITAL USA, INC.
A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

Note 2 - Summary of Significant Accounting Policies (continued)

Uncertain tax positions

The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its financial statement. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof, as well as other factors. Generally, federal, state, and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2019 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value disclosures

The carrying amounts of cash and cash equivalents, clearing firm deposit, clearing firm receivable, other receivables, related party payable – parent, and accounts payable and accrued expenses approximate fair value because of the short-term nature of these items.

Note 3 - Clearing Broker

The Company clears all of its equity trades through Pershing, LLC ("Pershing") on a fully disclosed basis. For this service, Pershing receives a percentage of the gross commission on each transaction. At December 31, 2022, the Company had a clearing firm deposit of $107,280 with Pershing and a clearing firm receivable of $367,849 comprised largely of commissions earned on equity trades cleared by Pershing and remitted to the Company monthly. The Company considers the clearing firm receivable at December 31, 2022, to be fully collectible based on historical experience and the credit quality of the clearing broker.

CHURCHILL CAPITAL USA, INC.
A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

Note 4 - Property and Equipment

Property and equipment at December 31, 2022, is as follows:

Furniture and fixtures	$	78,753
Computer and telephone equipment		117,976
Total property and equipment, gross		196,729
Less: Accumulated depreciation		(191,181)
Total property and equipment, net	$	5,548

Note 5 - Related Party Transactions

The Company has a transfer pricing agreement with its Parent under which the Company and the Parent levy fees as appropriate such that the Company achieves the pre-tax profit margin specified in the agreement. At December 31, 2022, a balance of $432,932 was payable to the Company's Parent, which is included in Related party payable - affiliates in the Statement of Financial Condition.

The Company occupies office space in New York City which it shares with an affiliated firm pursuant to an office use agreement. At December 31, 2022, a balance of $2,173 was payable to this affiliate which is included in Related party payable – affiliates in the Statement of Financial Condition.

Another affiliated firm pays certain expenses on behalf of the Company. The Company records the expenses and periodically reimburses the affiliate. At December 31, 2022, a balance of $6,000 was payable to this affiliate which is included in Related party payable – affiliates in the Statement of Financial Condition.

Note 6 - Income Taxes

The Company is a C Corporation and is subject to Federal, state, and local income taxation at prevailing statutory rates. The Company used an effective tax rate of 35% comprised as follows:

Statutory Federal income tax rate	21%
State taxes on income, net of Federal income tax benefit	7%
Local taxes on income, net of Federal income tax benefit	7%
Total effective tax rate	35%

Income taxes payable of $35,153 in the Statement of Financial Condition includes an accrual of approximately $33,000 for potential state apportionment adjustments related to uncertain tax positions taken in prior years that remain open to audit. Temporary differences that would have resulted in a deferred tax asset or liability are immaterial, and the Company has no significant net operating loss carryforwards.

Note 7 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $1,834,306 which was $1,584,306 in excess of its required net capital of $250,000. The Company's aggregate indebtedness as a percentage of net capital was 44.46%.

Note 8 - Leases

The Company occupies office space in New York City which it shares with an affiliated firm pursuant to an office use agreement. As of December 31, 2022, the Company is not party to any lease that has a term of one year or more that would require the Company to record a right of use asset and lease liability pursuant to Accounting Standards Update 2016-02, "Leases (Topic 842)".

Note 9 - Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

CHURCHILL CAPITAL USA, INC.
A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

Note 10 – Concentrations and Uncertainties

As of December 31, 2022, 50% or $149,426 of accounts receivable which have been included in other receivables in the statement of financial condition was from three clients, including 23% or $68,887 from one client.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company places its cash with quality institutions. Interest and non-interest-bearing accounts are insured by the FDIC up to $250,000 per financial institution. At times, the balances of interest-bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts. As of December 31, 2022, the amount in excess of federally insured limits was $1,924,699.

Note 11 – Pension Plan

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees as outlined in the underlying Plan document. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions.

Note 12 – Contingencies

The Company provided a guarantee to the clearing broker, Pershing, that the Company agrees to indemnify the clearing broker for customers introduced by the company that are unable to satisfy the terms of their contract.

The Company is a broker-dealer registered with the SEC and is subject to regulatory supervision by the SEC and FINRA. There are no pending regulatory inquiries that would have a material adverse effect on the financial statement of the Company.

Note 13 – Subsequent Events

The Company evaluated subsequent events through February 24, 2023, the date this financial statement was issued. There were no material subsequent events that required recognition or additional disclosure in this financial statement.